Exhibit 99.2

Cable and Wireless plc ("the Company") was notified on 31st March 2004 pursuant to section 198 to 202 of the Companies Act 1985, that Legal & General Group plc. And its subsidiaries held solely for investment purposes in aggregate 101,228,782 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 4.24% per cent of the issued Ordinary Share capital of the Company.